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                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D. C.


                                    FORM 11-K


   ( )     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED ___________________

                                       or

   (X)     TRANSITION REPORT PURUSANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

        FOR THE TRANSITION PERIOD FROM JULY 1, 2000 TO DECEMBER 30, 2000


                         COMMISSION FILE NUMBER 1-6402-1

                                 ---------------

                     THE SCI 401(k) RETIREMENT SAVINGS PLAN
                            (Full title of the plan)


                        SERVICE CORPORATION INTERNATIONAL
          (Name of issuer of the securities held pursuant to the plan)


                               1929 ALLEN PARKWAY
                              HOUSTON, TEXAS 77019
    (Address of the plan and address of issuer's principal executive offices)


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                     THE SCI 401(k) RETIREMENT SAVINGS PLAN


                                      INDEX



Financial Statements

    Statement of Net Assets Available for Benefits                             3

    Statement of Changes in Net Assets Available for Benefits                  4

    Notes to Financial Statements                                              5

Supplemental Schedule

    Schedule of Assets (Held at End of Year)                                   8

Other Information

    Signature                                                                  9

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


                     THE SCI 401(k) RETIREMENT SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                         December 30, 2000
                                                                                         -----------------
Investments
    Pooled separate accounts........................................................         $5,211,681
    SCI common stock................................................................            825,839
    Participant loans...............................................................             23,021
                                                                                             ----------
        Total assets................................................................          6,060,541
                                                                                             ----------
        Net assets available for benefits...........................................         $6,060,541
                                                                                             ==========

See notes to consolidated financial statements.



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


                     THE SCI 401(k) RETIREMENT SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                               Period from
                                                                                             July 1, 2000 to
                                                                                            December 30, 2000
                                                                                            -----------------
Additions to net assets attributed to:
Contributions:
    Employer...........................................................................        $  858,025
    Participants.......................................................................         5,403,561
    Rollovers from other qualified plans...............................................           469,226
                                                                                               ----------
        Total contributions............................................................         6,730,812
                                                                                               ----------
Investment income:
    Interest income....................................................................               144
                                                                                               ----------
        Total investment income........................................................               144
                                                                                               ----------
            Total additions............................................................         6,730,956
                                                                                               ----------
Deductions to net assets attributed to:
    Net depreciation in the fair value of pooled separate accounts.....................           316,424
    Net depreciation in the fair value of Company stock................................           182,001
    Distributions to participants......................................................           165,192
    Administrative expenses............................................................             6,798
                                                                                               ----------
        Total deductions...............................................................           670,415
                                                                                               ----------
Net increase...........................................................................         6,060,541

Net assets available for benefits:
    Beginning of period................................................................                --
                                                                                               ----------
    End of period......................................................................        $6,060,541
                                                                                               ==========

See notes to consolidated financial statements.



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


                     THE SCI 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.  PLAN DESCRIPTION

GENERAL
The following description of the SCI 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

The Plan, established July 1, 2000, is a defined contribution plan for the exclusive benefit of Service Corporation International's (SCI or the Company) United States employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan's assets are held by Massachusetts Mutual Life Insurance Company and participant accounts are maintained by MassMutual Retirement Services.

CONTRIBUTIONS
Eligible employees can participate in the Plan after completing three months of service. The election to contribute to the Plan is voluntary. Employees are initially enrolled in the Plan, after meeting eligibility requirements, to contribute 3% of pretax annual compensation, unless participation is specifically rejected. Participants may contribute from 1% to 15% of pretax annual compensation.

The Company contributes a matching amount up to 6% of the participant's pretax annual compensation generally in Company common stock. The percentage of the match is based on years of service with the Company and ranges from 75% to 135% of the employee's eligible contribution. Additional amounts may be contributed at the Company's discretion. Company contributions were made in Company stock during the period ended December 30, 2000.

PARTICIPANT ACCOUNTS
Participant account balances are valued based upon the number of units of each investment fund owned by the participants. Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and plan earnings or losses. Forfeited balances of terminated participant's non-vested accounts are used to reduce future Company contributions.

VESTING
Participants are fully vested in their deferred salary and rollover contributions. Participants are fully vested in Company contributions after completing three years of service with the Company.


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

PARTICIPANT LOANS
Participants may borrow from their accounts up to one half of the vested account balance to a maximum of $50,000. The minimum amount that may be borrowed is $1,000. Loans are to be repaid within five years, unless the loan is used to purchase a primary residence. The loans are secured by the balance in the participant's account and bear interest at 1% above the prime rate. A participant may have no more than two loans outstanding at any one time.

PARTICIPANT DISTRIBUTIONS
The Plan provides for several different types of withdrawals by participants. Participants who have reached age 59 1/2 may make in-service withdrawals. Participants may make withdrawals before age 59 1/2 if they qualify for certain hardship withdrawals. Upon termination of service with the Company or death, the participant or beneficiary may receive a lump-sum amount equal to the vested amount in the participant's account. A participant whose account balance exceeds $5,000 may elect a deferred distribution until age 70 1/2. As of December 30, 2000, total deferred vested benefits were $16,696.

PLAN TERMINATION
The Company expects the Plan to continue indefinitely, however, it reserves the right to terminate or amend the Plan to eliminate further benefits. If the Plan is terminated, participants will become 100% vested and account balances will be distributed by a lump-sum payment.

2.  SUMMARY OF ACCOUNTING POLICIES

PRINCIPLES OF REPORTING
The financial statements and schedules have been prepared in accordance with accounting principles generally accepted in the United States and the financial reporting requirements of ERISA and are maintained on an accrual basis except for participant distributions, which are reported when paid. For purposes of reporting, the Plan has elected to defer an audit for the initial transition period since the Plan is less than seven months old.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Plan management to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. As a result, actual results could differ from those estimates.

INVESTMENTS
Investments are stated at fair value, which is determined by quoted markets prices. Participant loans are valued at their outstanding balances, which approximates fair value.

Net appreciation (depreciation) in the fair value of the Plan investments, which consists of net realized and unrealized appreciation (depreciation), are presented in the Statement of Changes in Net Assets Available for Benefits. This appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.


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

3.  INVESTMENTS

Investments that comprised 5% or more of the Plan's net assets available at December 30, 2000 are as follows:

                                                                         December 30, 2000
                                                                         -----------------

JCC Balanced Fund (Janus)...........................................        $  931,030
MassMutual Small Cap Growth Fund....................................           988,335
MassMutual International Equity Fund................................           716,762
MassMutual Core Bond Fund...........................................           331,543
MassMutual Ultra Fund (American Century)............................         1,113,203
MassMutual Large Cap Value Fund.....................................           872,575
SCI Common Stock....................................................           825,838

4.  INCOME TAXES

A determination letter is pending from the Internal Revenue Service declaring that the Plan qualifies under Section 401(a) of the Internal Revenue Code as exempt from income taxes. The Plan administrator believes the Plan is designed and being operating in compliance with the requirements of Section 401(a) of the Internal Revenue Code.


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


                         THE SCI 401(k) RETIREMENT PLAN

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                            EIN: 74-1488375 PIN: 002

    Identity of issue, borrower, lessor or
                similar party                                Description of investment               Current value
-----------------------------------------------    ----------------------------------------------    -------------
*Massachusetts Mutual Life
    Insurance Co..............................     JCC Balanced Fund (Janus)                          $  931,030
*Massachusetts Mutual Life
    Insurance Co..............................     MassMutual Small Cap Growth Fund                      988,335
*Massachusetts Mutual Life
    Insurance Co..............................     MassMutual International Equity Fund                  716,762
*Massachusetts Mutual Life
    Insurance Co..............................     MassMutual Core Bond Fund                             331,543
*Massachusetts Mutual Life
    Insurance Co..............................     MassMutual Government Money Market                    258,234
*Massachusetts Mutual Life
    Insurance Co..............................     MassMutual Ultra Fund (American Century)            1,113,203
*Massachusetts Mutual Life
    Insurance Co..............................     MassMutual Large Cap Value Fund                       872,575
*Service Corporation
    International.............................     SCI Common Stock                                      825,838
*Participant Loans............................     Loans with interest rates of 10.5%                     23,021
                                                                                                      ----------
                                                                                                      $6,060,541

*Denotes a party-in-interest as defined by ERISA.


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned here unto duly authorized.

                                    The SCI 401(k) Retirement Plan


Date:  June 28, 2001                By: SCI Management L.P., a Delaware
                                        limited partnership (and administrator
                                        of the Plan)


                                        By: SCI Administrative Services, LLC, a
                                            Delaware limited liability company,
                                            its General Partner


                                        By: /s/ HELEN DUGAND
                                            ------------------------------------
                                            Helen Dugand
                                            President



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